

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2024

Stephen Sills
Chief Executive Officer
Bowhead Specialty Holdings Inc.
1411 Broadway, Suite 3800
New York, NY 10018

> **Re: Bowhead Specialty Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed April 12, 2024**
> **File No. 333-278653**

Dear Stephen Sills:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we noteotherwise, our references to prior comments are to comments in our February 21, 2024 letter.

Registration Statement on Form S-1

Prospectus Summary
Who We Are, page 1

1.   We note your response to prior comment 1 and revised disclosures on pages 47 and 116 that discuss, among other things, the new contractual terms with AmFam. However, it is unclear how these new contractual terms compare to the current AmFam arrangement terms that have been in place for the financial statement periods presented. Please revise your disclosures where applicable to address the items below, or tell us where this information is already disclosed.
- Provide a more fulsome discussion of the contractual terms and rights between you and AmFam under your current arrangement, and quantify any related financial statement impacts for each period presented. Discussion should include, but not be limited to: fee terms; whether any authority parameters exist; how decisions are made; details of any termination provisions; and whether there is a right of refusal or

denial by either entity.
- To the extent that your new arrangement terms with AmFam differ from your prior arrangement, disclose such differences or state that none exist.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Premiums, page 58</u>

2. We note your disclosures on page 58 regarding the drivers of gross written premium increase from 2022 to 2023. Please expand your disclosures to quantify the impact of each key driver and to provide some additional detail, such as clarifying the proportion of volume from existing versus new distribution partners, quantifying "strong" premium retention rates, and identifying new products and expanded offerings. Refer to Item 303(b)(2) of Regulation S-K.

<u>Reconciliation of Non-GAAP Financial Measures, page 59</u>

3. We note your adjustment to exclude strategic initiative expenses incurred to set up your Baleen Specialty initiative. Please expand your disclosures to clarify the nature of the expenses and where they are reflected in your financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Dwight S. Yoo, Esq.